SEC 20003743

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tourmaline Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Washington Boulevard, 10th Floor
(No. and Street)

Stamford (City) Connecticut (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Goldstein (203) 302-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
FEB 27 2020
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue, Suite 3310 (Address) Livingston (City) New Jersey (State) 07039 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, Jonathan Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tourmaline Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS E. JACOBSON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 30, 2021

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tourmaline Partners, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statement, Tourmaline Partners, LLC and Subsidiaries have changed their method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This consolidated financial statement is the responsibility of Tourmaline Partners, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Tourmaline Partners, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tourmaline Partners, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tourmaline Partners, LLC and Subsidiaries' auditor since 2015.
Livingston, New Jersey
February 25, 2020

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2019	
ASSETS	
Cash and cash equivalents	$ 4,050,329
Cash segregated in compliance with federal regulations and other restricted deposits	8,892,936
Receivables from clearing brokers, including clearing deposits of approximately $2,947,000	7,729,590
Commissions and other receivable	1,947,058
Operating lease right-of-use assets, net	1,328,329
Property and equipment, net	567,470
Other assets	517,202
TOTAL ASSETS	$ 25,032,914
LIABILITIES AND EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 15,144,615
Operating lease liabilities	1,694,592
Total liabilities	16,839,207
Commitments	
Equity	
Members' equity	8,632,487
Accumulated other comprehensive loss	(438,780)
Total equity	8,193,707
TOTAL LIABILITIES AND EQUITY	$ 25,032,914

See accompanying notes to consolidated financial statements.

1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. Tourmaline Partners is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Additionally, Tourmaline Partners is registered as a foreign company with the Australian Securities and Investments Commission. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their wholly owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe"). Tourmaline Europe is authorized and regulated by the Financial Conduct Authority (the "FCA").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe (collectively, the "Company") execute trades in listed equities and options with or on behalf of, and earn commissions from, managers of private investment funds.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Cash Segregated in Compliance with Federal Regulations and Other Restricted Deposits

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special bank accounts for the benefit of customers under SEC Rule 15c3-3 (see Note 9).

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Unrealized gains and losses, if any, are reflected in revenues (see Note 4).

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	Shorter of useful life or lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2019.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for these purposes are commonly referred to as "client commission arrangements."

Foreign Currency Translation

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates, respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and comprehensive income and are reported as a separate component of equity. The annual currency translation adjustment increased equity by approximately $99,000 at December 31, 2019.

Comprehensive Income (Loss)

The Company reports and displays comprehensive income (loss) and its components in members' equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments, are added to net income to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

2. Summary of significant accounting policies (continued)

Income Taxes

Tourmaline Partners is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and analogous state tax laws provide that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, Tourmaline Partners has not provided for federal or state income taxes.

At December 31, 2019, management has determined that Tourmaline Partners had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tourmaline Partners remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

Tourmaline UK and Tourmaline Associates are subject to foreign corporate income taxes at a 19.0% tax rate for the period from January 1, 2019 through December 31, 2019.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Taxes Collected from Customers and Remitted to Governmental Authorities – Gross Basis

The Company reports stamp taxes on sales transactions on a gross basis in its statement of operations and comprehensive income (included in both revenue and expense). The amount of those taxes included in revenue and expense totaled $7,725,000 for the year ended December 31, 2019.

Right-of-Use Assets and Operating Lease Liabilities

Effective January 1, 2019, the Company adopted ASC Topic 842, *Leases* ("ASC 842"). The new guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the Statement of Financial Condition with no impact on the Statement of Operations and Comprehensive Income. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous US GAAP requirements which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most leases. The adoption of ASC 842 resulted in the recording of operating lease right-of-use assets of approximately $1,635,000 and operating lease liabilities of $1,948,000 at January 1, 2019.

The Company's operating lease arrangements are for real estate and facility leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

2. Summary of significant accounting policies (continued)

The Company reconciles the operating lease expense with operating lease payments by presenting the amortization of the operating right-of-use asset and change in the operating lease liability in a single line item within the adjustments to reconcile net income to net cash provided by/(used in) operating activities in the accompanying Consolidated Statement of Cash Flows.

See Note 5 for a summary of our rental commitments under operating leases as of December 31, 2019 and related disclosures.

3. Property and equipment

Property and equipment, net consisted of the following at December 31, 2019:

Furniture and fixtures	$ 266,017
Computer hardware	724,110
Computer software	414,470
Leasehold improvements	330,012
	1,734,609
Less: accumulated depreciation	(1,167,139)
	$ 567,470

Depreciation expense for the year ended December 31, 2019 was approximately $229,000.

4. Revenue from contracts with customers

Significant Judgments. Revenue from contracts with customers includes commission income and fees from securities brokerage services and soft dollar aggregation. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the

Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Generally securities transactions will settle in one to three days depending on the type of the securities and the exchange through which the trade is executed. Certain options transactions are billed monthly to customers and the timing of collection is determined by the customer. Such options transactions amounted to $6,625,000 in revenue in 2019.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is

4. Revenue from contracts with customers (continued)

identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers. The following table presents revenue on an entity level and by major source.

Tourmaline Partners, LLC	
Equities	$ 28,860,995
Options	6,580,311
Aggregation	193,276
Private Placements	95,646
Fixed Income and Futures	82,997
	35,813,225
Tourmaline Europe, LLP	
Equities	19,613,012
Options	44,292
	19,657,304
	$ 55,470,529

5. Leases

Tourmaline Partners is obligated under operating lease agreements expiring through December 2023. Rent expense for the year ended December 31, 2019, was approximately $328,000. Included in other assets at December 31, 2019, are security deposits related to these lease agreements in the approximate amount of $67,000.

Tourmaline Europe is obligated under an operating lease for its London office space that expires in May 2023. Rent expense for the year ended December 31, 2019, was approximately $287,000.

The Company records the expenses to occupy its operating lease facilities on a straight-line basis over the lease term and are included in occupancy in the accompanying Consolidated Statement of Operations and Comprehensive Income.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

5. Leases (continued)

Year ending December 31,	
2020	$ 501,000
2021	506,000
2022	511,000
2023	360,000
Total undiscounted lease payments	$ 1,878,000
Less imputed interest	(183,000)
Total lease liabilities	$ 1,695,000

Weighted average remaining lease term:	
Operating leases	3.75 years
Weighted average discount rate:	
Operating leases	5.5%

For the year ended December 31, 2019, rent expense for the Company was approximately $615,000 and cash paid for amounts included in the measurement of lease liabilities was approximately $351,000.

6. Net capital requirement

Tourmaline Partners is subject to SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, Tourmaline Partners' net capital was approximately $3,500,000, which was approximately $3,178,000 in excess of its minimum requirement of $322,000.

Tourmaline Europe is required under FCA Rules to maintain capital equivalent to the greater of one quarter of its estimated projected annual fixed overhead expenditure or the base capital resource requirement for a BIPRU50k firm of $56,000. At December 31, 2019, Tourmaline Europe was in compliance with FCA capital requirements.

7. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operations for securities transactions are provided by various brokers. These brokers are members of major securities exchanges. At December 31, 2019, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relate to cash balances on deposit and approximately $2,947,000 required by the clearing brokers to be maintained on deposit.

7. Off-balance sheet risk and concentration of credit risk (continued)

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

In 2019, the Company generated approximately 67% of revenue from customers based in the United States, with the majority of customers outside of the United States located in Europe, Asia and Australia.

8. Employee benefit plans

Tourmaline Partners maintains a retirement plan (the "US Plan"), pursuant to Section 401(k) of the IRC, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC. Tourmaline Partners may make a matching contribution at the discretion of the Board of Directors. At December 31, 2019, Tourmaline Partners incurred expenses related to the US Plan in the amount of approximately $402,000.

Tourmaline Europe maintains a retirement plan (the "UK Plan") pursuant to the Pensions Act 2008, for eligible participants to make voluntary contributions of their annual compensation, on a deferred basis, subject to the limitations provided by the UK Plan. Tourmaline Europe is required by applicable regulations to make a matching contribution of 5% should a participant opt into the UK Plan. At December 31, 2019, Tourmaline Europe Incurred expenses related to the UK Plan in the amount of approximately $75,000.

9. Exemption from Rule 15c3-3

Tourmaline Partners is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, Tourmaline Partners operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $8,893,000 at December 31, 2019, are not used in the normal business operations of the Company.

10. Soft dollar transactions

During 2019, Tourmaline Partners entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, Tourmaline Partners uses clients accumulated soft dollar funds to pay brokerage and research related expenses on their behalf. At December 31, 2019, the Company has an outstanding liability of approximately $8,811,000 included in accounts payable and accrued expenses in the consolidated statement of financial condition.

11. Subsequent events

These consolidated financial statements were approved by management and available for issuance on February 25, 2020. Subsequent events have been evaluated through this date.

Subsequent to December 31, 2019, members effected withdrawals of approximately $1,000,000.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019